

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

Via Email
James Cassidy
President
Lightwood Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

    Re: Lightwood Acquisition Corporation
          Registration Statement on Form 10-12G
          Filed January 27, 2012
          File No. 000-54592

Dear Mr. Cassidy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ James Lopez (for)

                        John Reynolds
                        Assistant Director